Exhibit 99.1

ASX/Media Release

IMMUTEP GRANTED JAPANESE PATENT FOR EFTILAGIMOD ALPHA, A SOLUBLE LAG-3 PROTEIN,

IN COMBINATION WITH A PD-1 PATHWAY INHIBITOR

SYDNEY, AUSTRALIA – 30 August 2022 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel LAG-3 related immunotherapy treatments for cancer and autoimmune disease, is pleased to announce the grant of a new patent (number 7116547) entitled “Combined Preparations for the Treatment of Cancer or Infection” by the Japanese Patent Office.

This new Japanese patent follows the grant of the corresponding Australian, European, United States and Chinese patents announced in 2018 through 2022.

The claims of the new patent protect Immutep’s intellectual property relating to combined therapeutic preparations comprising (a) its lead active immunotherapy candidate eftilagimod alpha (“efti” or “IMP321”), which is a LAG-3 fusion protein (LAG-3Ig), and (b) an anti-PD-(L)1 antibody. The claims are also directed to related methods of use in the treatment of cancer and infection.

In addition to broader style claims, the granted claims include narrower claims drawn to specific combinations of efti with various approved PD-(L)1 antibodies.

In all, the claims provide comprehensive coverage of both combination products and combination therapies comprising efti and an anti-PD-(L)1 antibody.

The patent expiry date is 8 January 2036.

Immutep CEO, Marc Voigt, noted: “We are pleased to see continued progress in building our global patent estate around efti. This is especially meaningful when coupled with the very promising data we have reported from TACTI-002 in three cancer indications, along with the initiation of TACTI-003 in the past 12 months. This Japanese patent, along with the equivalent patents granted in other key global markets, underpin the investments we have made to develop this unique candidate and give Immutep important strategic options.”

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s current lead product candidate is eftilagimod alpha (efti or IMP321), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889

Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889